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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3/A
                             (AMENDMENT NO. 2)

                      RULE 13E-3 TRANSACTION STATEMENT
                     (PURSUANT TO SECTION 13(e) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                           SCOR U.S. Corporation
                            (Name of the Issuer)

                           SCOR U.S. Corporation
                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)

                                78 4027 10 4
                   (CUSIP Number of Class of Securities)

                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

        (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                  Copy to:
                            Allan M. Chapin, Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                          New York, New York 10177
                               (212) 558-4000
                              November 9, 1995
                    (Date Tender Offer First Published,
                     Sent or Given to Security Holders)
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      This Amendment No. 2 amends and supplements the Rule 13E-3
Transaction Statement on Schedule 13E-3, dated November 9, 1995, as amended by Amendment No. 1 thereto dated December 6, 1995 (the "Schedule 13E-3"), filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), Parent and SCOR U.S. Corporation, a Delaware corporation (the "Company"), pursuant to
Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of the Company not already directly or indirectly owned by Parent, at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This amendment is being filed by the Purchaser, Parent and the Company. Capitalized terms used and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1 under the Exchange Act (the "Schedule 14D-1"), filed by the Purchaser and Parent with the Securities and Exchange Commission on November 9, 1995, as amended by Amendment No. 1 thereto dated December 6, 1995, and the Offer to Purchase filed as Exhibit (a)(1) thereto. By this amendment the Schedule 13E-3 is hereby amended in the respects set forth below.

Item 4.     Terms of the Transaction.

      Item 4(a) is hereby supplemented and amended by adding the following information thereto:

      (a) The answer to Item 10(f) of the Schedule 14D-1, as amended by Amendment No. 2 thereto, dated December 7, 1995, is incorporated herein by reference.

Item 17.    Material to be Filed as Exhibits.

      Item 17 is hereby supplemented and amended by adding the following information thereto:

      (d)(9)  Press Release issued by Parent, dated December 7, 1995.

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 1995


                        SCOR S.A.


                        By:  /s/ Jacques Blondeau
                        Name:       Jacques Blondeau
                        Title:      Chairman and Chief Executive Officer



                        SCOR Merger Sub Corporation


                        By:  /s/ Jacques Blondeau
                        Name:       Jacques Blondeau
                        Title:      President



                        SCOR U.S. Corporation


                        By:  /s/ John T. Andrews
                        Name:       John T. Andrews, Jr.
                        Title:      Senior Vice President, General Counsel
                                    and Secretary

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                               EXHIBIT INDEX



Exhibit Number                Exhibit Name                        Page Number

(d)(9)                  Press release issued by Parent, dated
                        December 7, 1995.